UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

 A publicly-held company with authorized capital

CNPJ/MF n° 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

On April 16, 2014, Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) received Official Letter GAE 1077-14, pursuant to which BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“BOVESPA”) inquired of the Company about the content of the news published on the Newspaper named “Valor Econômico” (local paper) on April 16, 2014, under the title "Santander loses CARF´s process on goodwill" as well as other information deemed relevant, as follows:

I. OFFICIAL LETTER BOVESPA GAE 1077-14:

“GAE 1077-14

April 16, 2014

 Banco Santander (Brasil) S.A.

Investors Relations Board of Officers

Mr. Carlos Alberto López Galán

Dear Sirs,

It is required clarifications, until 04/17/2014, about the news published on the Newspaper named “Valor Econômico” (local paper), on 04/16/2014, under the title "Santander loses CARF´s process on goodwill" as well as other information deemed relevant.

This requirement is part of the Cooperation Agreement, signed by CVM and BM&FBOVESPA, on 12/13/2011, which means that, in case of no answering to that Official Letter, the Company could be eventually punished by the application of a coercive fine, to be applied by the “Superintendência de Relações com Empresas – SEP” of CVM, pursuant to the Instruction CVM # 452/07.

 Respectfully,

Gerência de Acompanhamento de Empresas

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

      Sr. Fernando Soares Vieira - Superintendente de Relações com Empresas

      Sr. Waldir de Jesus Nobre - Superintendente de Relações com o Mercado e Intermediários”

II. EXPLANATIONS BY SANTANDER BRASIL:

The news published refers to facts widely covered by the media related to the tax treatment of the goodwill paid on investments and share participation acquisitions, which have been recurrently debated on legal and business environment and is relevant for publicly traded companies and for the Brazilian capital markets as a whole, the reasons why the theme has been already reported by the Company in the Form 20-F and the Reference Form (Formulário de Referencia).

With respect to this matter, which was object of the news published due to CARF´s decision on October 8, 2013, Santander Brasil clarifies the following:

1.      In December 2008, the Brazilian Federal Revenue Service issued an infraction notice against Santander Brasil in the total amount of R$ 3.9 billion with respect to the payments of corporate income tax (IRPJ) and social contribution on profits (CSLL) related to the years from 2002 to 2004. The tax authorities asserted that Santander Brasil did not meet the legal requirements for deducting the amortization of the goodwill arising from the acquisition of Banespa;

2.      In June 2010, the Brazilian Federal Revenue Service issued other infraction notices in the total amount of R$1.4 billion, with respect to IRPJ and CSSL related to the years from 2005 to 2007, based on the same concepts of the previous notice;

3.      On October 21, 2011 a unanimous decision of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais) or CARF was handed down to cancel the tax assessments corresponding to the tax years from 2002 to 2004. The Attorney-General of the National Treasury (Procuradoria Geral da Fazenda Nacional) or PGFN appealed to the Superior Chamber of Tax Appeals (Câmara Superior de Recursos Fiscais, a superior administrative court), which decision is pending.  However, the PGFN did not appeal the decision that canceled the qualified fine (150%) and the 2002 tax year, which was already being prescribed. Thus, the assessment was reduced to R$ 1.8 billion;

4.      On October 8, 2013, CARF analyzed the tax assessments related to tax years from 2005 to 2007 and, unlike the previous case; Santander Brasil did not have a favorable decision on the merit, as a result of a qualified decision of the president of the CARF (three votes favorable and three votes unfavorable). The qualified fine was also canceled, which reduced the tax contingency in an amount of R$ 0.4 billion. Santander Brasil will appeal to the Superior Chamber of Tax Appeals;

5.      On December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$ 0.3 billion with respect to IRPJ and CSLL related to the year of 2008. The tax assessment was duly challenged

6.      In accordance with the advice of external legal counsel, Santander Brasil believes that the Brazilian Federal Revenue Service’s position is incorrect, there are consistent grounds, which will prevail in the final court’s decision and, as a result, that the risk of loss is remote. Therefore Santander Brasil did not register any provision since this issue should not have an impact on our consolidated financial statements.

The Company emphasizes that operations related to the acquisition of Banespa were legitimate, approved by the management of the entities involved and their shareholders, sanctioned by the regulatory competent authorities (Brazilian Securities and Exchange Comission - Comissão de Valores Mobiliários and Brazilian Central Bank), strictly met the legal requirements, and will continue taking all necessary measures to preserve its interests, as well of its shareholders.

Santander Brasil will inform the outcome of these tax assessments.

São Paulo, April 17, 2014.

Banco Santander (Brasil) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 17, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer